Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Monster Beverage Corporation (MNST)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Monster Beverage Corporation (MNST)
Vote Yes: Item # 4 – Shareholder Proposal on Advisory Votes on Climate Change

Annual Meeting: June 15, 2021

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

Shareholders request that Monster Beverage Corporation Amend Article I of the Bylaws by adding the following section:

Section 16.  Annual Proxy Vote and Report on Climate Change.  The annual corporate proxy statement shall include a proposal requesting an advisory vote by shareholders expressing non-binding advisory approval or disapproval of the Company’s publicly available climate policies and strategies, in consideration of key climate benchmarks.

The Board of Directors is authorized to include in the Company’s annual proxy statement, or publish elsewhere, a report that characterizes the scale and pace of its responsive measures associated with climate change, including referring, at Board discretion, to the Company’s alignment with climate-related benchmarks.

Nothing in this section shall be construed as constraining the discretion of the board or management in disclosing or managing issues related to a climate change transition.

SUMMARY

Climate-related financial risks continue to intensify and pose material threats for companies. 2020 set a new record for billion-dollar weather and climate disasters in the U.S. with a total of $95.8 billion of costs associated with storms, cyclones, wildfire, and drought.1 Beyond physical risks, companies are also exposed to increasingly costly policy, technology, and reputational risks associated with the transition to a low carbon economy.2 The U.S. Commodity Futures Trading Commissions found that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.3

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1 https://www.ncdc.noaa.gov/billions/summary-stats/US/2020

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf pg 6

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf pg 1

2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

To address climate-related financial risks, investors seek clear, consistent, and credible transition plans. BlackRock’s CEO writes that “there is no company whose business model won’t be profoundly affected by the transition to a net zero economy” and that investors “are asking companies to disclose a plan for how their business model will be compatible with a net zero economy”.4 In response to the need to establish robust transition plans, the Climate Action 100+ initiative, a coalition of 575 investors with over $54 trillion in assets, has developed the Net Zero Company Benchmark that outlines metrics of climate accountability including Paris-aligned greenhouse gas (GHG) reduction targets across short, medium, and long term time frames, plans to achieve decarbonization targets, and linking GHG reduction to executive compensation, among others.

In the effort to address climate risk, global investors are calling for companies to join the Say on Climate initiative, requesting company climate transition plans align with net zero benchmarks. U.N. climate envoy Mark Carney said that “[Say on Climate] would establish a critical link between responsibility, accountability and sustainability”.5 Say on Climate proposals, such as a management-supported resolution at the Spanish airline operator Aena, has been approved and supported by investors. Voting in favor of Aena’s resolution, BlackRock commented that it determined to “support the request for an annual report on progress towards the climate action plan goals because this is inherently consistent with our expectations that companies have a plan to transition their business models and to explain and justify progress against the plan in their annual reporting”.6

Major companies are now producing, or planning to produce, climate transition plans for a shareholder advisory approval vote, including Unilever, Moody’s, S&P Global, Shell, and Nestlé, among others.7 Monster Beverage can join these climate leaders by publishing a climate transition plan that is up for shareholder feedback. Due to the lack of climate-related strategies and goals at Monster Beverage and the opportunity presented to the Company by establishing a climate transition plan, we urge a “Yes” vote for an annual proxy vote and report on climate change.

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4 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

5 https://www.reuters.com/article/us-climatechange-britain-summit/u-n-envoy-carney-backs-annual-investor-votes-on-company-climate-plans-idUSKBN27P10O

6 https://www.blackrock.com/corporate/literature/press-release/blk-vote-bulletin-aena-oct-2020.pdf

7 https://www.sayonclimate.org/supporters/

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2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

RATIONALE FOR A YES VOTE

1.	Monster Beverage does not provide substantial disclosure on its responsive measures associated with climate change and will benefit from developing a robust climate transition plan. Monster Beverage is exposed to numerous financial, reputation, technological, and regulatory risks associated with climate change – which remain largely unaddressed for investors. While the Company acknowledges in its most recent annual report[8] that climate change may negatively affect its business, it has not disclosed a set of actionable items for how it plans to mitigate and reduce these risks.

Monster lags other beverage companies such as Pepsi9 and Coca-Cola10 in establishing company-wide GHG emission reduction goals for its scope 1-3 emissions or increasing renewable electricity across its full range of operations.

As of April 19, 2021, Monster Beverage also disclosed very limited reporting on its GHG emission reduction efforts. The Company’s website has a brief section on energy efficiency which references emissions reduction activities with a low degree of impact – such as the fact that the Company’s corporate headquarters is LEED Gold and ENERGY STAR certified, as well as providing eight charging stations for electric vehicle.11 The Company has not provided a detailed plan to comprehensively address and reduce its GHG emissions or implement an enterprise-wide decarbonization strategy. The Company would benefit from creating a report detailing its goals and strategies to be successful in and contribute to a net zero economy.

2.	Shareholder advisory votes on climate change can establish a valuable feedback mechanism for Monster Beverage’s climate strategy and progress. Establishing an annual advisory vote on climate-related activities, goals, and performance will provide a means for the Company to assess shareholder approval or disapproval of the Company’s climate transition plan, which can inform the Board of Directors’ strategy and activities. This feedback mechanism will provide a means for Monster Beverage to develop a climate plan aligned with shareholder priorities.

3.	Monster Beverage has failed to address key climate benchmarking metrics such as the Climate Action 100+ Net Zero Company Benchmark, the Science Based Targets Initiative, or the Task Force on Climate-related Financial Disclosures (TCFD). The Company has not yet reported against the Climate Action 100+ Net Zero Company Benchmark indicators[12] including failing to provide short, medium, and long term GHG reduction targets; disclosing a set of actions to achieve GHG reduction efforts; describing efforts to decarbonize capital allocations; ensuring lobbying activities are aligned with the Paris Agreement, and others. Additionally, the Company has not set GHG reduction targets, nor stated the intention to set goals aligned with Science Based Targets Initiative to limit global warming to well below 2 degree Celsius.[13] The Company also fails to report on the recommended disclosures of TCFD.[14] Furthermore, the Company does not disclose its process for identifying, assessing, or managing climate-related risks or the resilience of the Company to a 2 degree Celsius or lower scenario – which are critical disclosures identified by TCFD. While the Company has submitted a CDP Climate Change 2020 response[15], this information is not publicly available to investors without paying a registration fee.

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8 https://investors.monsterbevcorp.com/static-files/3a18c9a4-75b9-4d53-b041-14b1bb1c2403 pg 32

9 https://www.pepsico.com/news/press-release/pepsico-doubles-down-on-climate-goal-and-pledges-net-zero-emissions-by-204001142021

10 https://www.coca-colacompany.com/sustainable-business/climate/science-based-targets

11 https://www.monsterbevcorp.com/sr-environmental.php . Accessed April 19, 2021

12 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

13 https://sciencebasedtargets.org/

14 https://assets.bbhub.io/company/sites/60/2020/10/FINAL-2017-TCFD-Report-11052018.pdf pg 14

15 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=monster+beverage

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2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

RESPONSE TO MONSTER BEVERAGE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company claims it reports Scope 1 and 2 emissions, but this information is only available through a paid service and not publicly available for investors. As of April 19, 2021, Monster Beverage has not publicly reported its GHG emissions on its website or in any other publicly available forum. This resolution specifically requests that shareholders express advisory approval or disapproval of the Company’s “publicly available” climate policies and strategies. Providing a publicly accessible version of Monster Beverage’s CDP report is the first step in providing an actionable climate transition report for shareholders.

The Company claims it “recognizes the importance of the issues of climate change” and that a report would “duplicate existing efforts and disclosures,” yet Monster Beverage has failed to meaningfully report on climate-related disclosures. The Company makes general statements reflecting that it is “committed to improving sustainability and working to reduce our impact on the environment through certain initiatives and conservation programs.” While this is a sound statement, it does not address shareholder concerns. Importantly, the issues of climate change and greenhouse gas emissions are not recognized, addressed, or even mentioned on the Company’s environmental sustainability webpage.16 In terms of duplication existing disclosures, the only potential for duplication would be in Monster’s CDP Climate Change 2020 report, which is not publicly available and should not be deemed as an appropriate disclosure until it is free for investors to access.

The Company claims this resolution will replace the bylaws specifying proxy access for director nomination, yet the proposal is specific that this bylaw will be an “addition,” not a replacement. The resolved clause of the shareholder proposal requests “adding the following section” and not removing or replacing existing material in the Company’s bylaws.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to establish a shareholder advisory vote on Monster Beverage’s policies and strategies to address climate change risks. Due Monster Beverage’s lack of climate-related strategies and goals and the opportunity presented to address investor concern by establishing a climate transition plan, we urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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16 https://www.monsterbevcorp.com/sr-environmental.php

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2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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